Exhibit 99.3

LINKTONE LTD.
Instructions to The Bank of New York, as Depositary
(Must be received prior to the close of business
3:00 p.m. Eastern Standard Time on June 21, 2006)
     The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Linktone Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business May 3, 2006 at the Annual General Meeting of the Shareholders of Linktone Ltd. to be held on June 29, 2006 at 5/F, Eastern Tower, No. 689 Beijing Dong Road, Shanghai, 200001, People’s Republic of China.
NOTES:
1.	Please direct the Depositary how to vote by marking X in the appropriate box opposite the resolution. It is understood that if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2.	It is understood that if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

To include any comments, please mark this box.    ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

☐	▼ DETACH PROXY CARD HERE ▼

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.	☒ Votes must be indicated (x) in Black or Blue ink.

		FOR	AGAINST	ABSTAIN
1.	To elect the following Class II directors until the 2009 annual general meeting of shareholders or until their successors are elected and duly qualified:

	Elaine La Roche	☐	☐	☐

	Thomas Hubbs	☐	☐	☐

	Michael Guangxin Li	☐	☐	☐

2.	To ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as independent auditors of Linktone Ltd. for the fiscal year ending December 31, 2006.	☐	☐	☐	To change your address, please mark this box.	☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date Share Owner sign here	Co-Owner sign here